UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 000-26124
CUSIP Number: 46600W106

NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q
[ ] Form N-SAR

For Period Ended: December 31, 2004

[ ] Transition Report on Form 10-K	[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F	[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended: ______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates:

Part I. Registrant Information

Full name of registrant: IXYS Corporation

Former name if applicable: Paradigm Technology, Inc.

Address of principal executive office (Street and number): 3540 Bassett Street

City, State and Zip Code: Santa Clara, CA 95054

Part II. Rule 12b-25(b) and (c)

                 If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                 (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                 (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

                 State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR , N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Additional time will be needed for the Registrant to complete the preparation and review of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2004 (the “Form 10-Q”).

During the quarter ended December 31, 2004, the Registrant engaged new auditors and employed a new Chief Financial Officer. In working with our new team as part of the quarterly close and review process, we have noted a number of areas requiring additional analysis and follow-up. We are, therefore, unable to complete the preparation of the Form 10-Q within the normal time period. As a result, the Registrant requires additional time to complete the preparation and review of the Form 10-Q.

The Form 10-Q will be filed as soon as reasonably practicable.

Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification.

James R. Jones	(408) 982-0700
(Name)	(Area Code)(Telephone number)

                 (2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

                 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

                 If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates a significant change in the results of operations from those of its quarter ended December 31, 2003. In a press release issued on February 7, 2005, the Registrant announced net income for the three and nine months ended December 31, 2004 of $4.7 million and $10.5 million, respectively, as compared to $386,000 and $721,000, respectively, for the comparable periods of the prior year. The press release has been furnished in a Form 8-K filed with the Commission on February 7, 2005.

IXYS Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	February 10, 2004	By: /s/ Uzi Sasson
Uzi Sasson, Vice President of Finance (Principal Financial Officer)

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